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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2002 WASHINGTON, D.C. 354

SEC FILE NUMBER
8-51132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NT Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4513 Creedmoor Road, Suite 310
(No. and Street)

Raleigh (City) North Carolina (State) 27612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lewis E. Bowman, Managing Director (919)-786-9953
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Cherry, Bekaert, & Holland, L.L.P.
(Name *if individual, state last, first, middle name*)

2626 Glenwood Ave., Suite 310 Raleigh, NC 27608
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/13

OATH OR AFFIRMATION

I, Lewis E. Bowman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NT Securities LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

My Commission Expires 5-3-2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NT SECURITIES, LLC
Raleigh, North Carolina

Financial Statements
and
Supplemental Information

Year Ended December 31, 2001

NT SECURITIES, LLC

TABLE OF CONTENTS

Year Ended December 31, 2001

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
NT Securities, LLC
Raleigh, North Carolina

We have audited the accompanying statement of financial condition of NT Securities, LLC, as of December 31, 2001, and the related statements of loss, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NT Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina
February 13, 2002

NT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Current assets		
Cash	$	453,898
Receivables		18,361
TOTAL ASSETS	$	472,259

LIABILITIES AND MEMBERS' EQUITY

Current liabilities		
Note payable	$	50,000
Trade accounts payable		1,250
Due to related party		7,895
Other accounts payable		8,198
Other liabilities		302
Total current liabilities		67,645
Members' equity		
Members' equity		623,957
Accumulated deficit		(219,343)
Total members' equity		404,614
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	472,259

The accompanying notes are an integral part of these financial statements.

NT SECURITIES, LLC

STATEMENT OF LOSS

Year Ended December 31, 2001

Revenues		
Commissions	$	165,046
Other income		34,336
		199,382
Operating expenses		
Clearing costs		44,641
Commission expenses		5,938
Trade costs and ECN fees		17,937
Salaries and commission		43,495
Management fees		11,000
Computer expense		29,669
Professional fees		31,905
Rent		35,666
Equipment rental		16,597
Insurance		2,497
Telephone		42,718
Depreciation		6,875
Miscellaneous		23,497
Total expenses		312,435
Loss from operations		(113,053)
Other revenue (expense)		
Loss on disposal of assets		(41,139)
Interest income		58,508
Total other revenue (expense)		17,369
NET LOSS	$	(95,684)

The accompanying notes are an integral part of these financial statements.

NT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2001

		Members' Equity
BALANCE - BEGINNING OF YEAR	$	584,172
Net loss		(95,684)
Capital contributions		320,740
Capital distributions		(404,614)
BALANCE - END OF YEAR	$	404,614

The accompanying notes are an integral part of these financial statements.

NT SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (95,684)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	6,875
Loss from disposal of assets	41,139
Changes in operating assets and liabilities	
Accounts receivable	20,951
Investments	136,562
Prepaid expenses	1,184
Trade accounts payable	(59,330)
Other accounts payable	6,930
Accrued expenses	(2,298)
Other liabilities	302
Net cash provided by operating activities	56,631
Cash flows from financing activities	
Proceeds from issuance of debt	50,000
Member contributions	320,740
Member distributions	(404,614)
Net cash used in financing activities	(33,874)
NET INCREASE IN CASH	22,757
Cash - beginning of year	431,141
CASH - END OF YEAR	$ 453,898

The accompanying notes are an integral part of these financial statements.

Note 1 – The Company

Olympic Trading and Investments, LLC (the "Company"), was formed on June 10, 1998 and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company clears all of its trades through another broker on a fully disclosed basis. For this service, the broker receives a percentage of the commissions on each transaction. The Company has operated in several locations in Louisiana. On November 30, 2001, the Company entered into an agreement to sell 100% of the membership units of the Company to new members. Subsequent to this transfer, the Company operates out of its Raleigh, North Carolina location only. The name of the Company was changed to NT Securities, LLC on November 19, 2001.

Note 2 – Summary of significant accounting policies

Basis of presentation – The Company's policy is to prepare its financial statements in accordance with the principles contained in the American Institute of Certified Public Accountants' Audit and Accounting Guide, *Audits of Brokers and Dealers in Securities.*

Revenue recognition – The Company records proprietary trades and commissions earned based on the trade date of the transaction. Customer trades are recorded based on the settlement date of the transaction.

Restricted assets – The Company is required to maintain $50,000 in its clearing account to be able to use the services of the institution.

Accounts receivable – The direct write-off method is used by the Company in recognizing bad debts. All accounts considered uncollectible by management at year end have been charged against current operations.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to fifteen years. During 2001, all property and equipment was disposed or transferred to former members.

Concentration of risk – The Company regularly maintains cash balances in excess of federally insured limits with financial institutions of high credit standing.

Statement of cash flows – For purpose of the statement of cash flows, cash includes cash on hand and deposits in banks. Interest expense was $87 in 2001.

Income taxes – The Company was formed as a limited liability company (LLC) under the laws of the State of Louisiana, and as such, has elected to be taxed as a partnership. The Company pays no tax at the corporate level, and all taxable income will be passed through and taxes paid at the individual member level.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Note 3 – Liabilities subordinated to claims of general creditors

The Company has not incurred any liabilities subordinated to claims of general creditors since the date of the previous report.

Note 4 – Minimum capital

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $100,000 in 2001. At December 31, 2001, the Company's net capital as defined by SEC Rule 15c3-1 was $304,259 in excess of minimum net capital required. The excess net capital at 1000% was $397,494 at December 31, 2001. The percent of aggregate indebtedness to net capital was 16.73% at December 31, 2001.

Note 5 – Determination of reserve requirements pursuant to Rule 15c3-3

NT Securities, LLC does not carry nor clear transactions, nor carry customer accounts. Therefore, it is not subject to the reserve requirements of brokers and dealers under Rule 15c3-3. Exemption is claimed under subparagraph (k)(2)(II).

Note 6 – Possession or control requirements under Rule 15c3-3

NT Securities, LLC does not carry, nor clear transactions, nor carry customer accounts. Therefore, the disclosure related to the possession or control requirements under Rule 15c3-3 are not applicable. Exemption is claimed under subparagraph (k)(2)(II).

Note 7 – Procedures for safeguarding securities

NT Securities, LLC maintains net capital of not less than $100,000 and is not permitted to retain securities. They do not carry nor clear transactions nor carry customers' accounts nor handle as custodian, or in any other manner, securities or money owned by customers. Therefore, procedures for safeguarding securities, as provided by subparagraph (2)(II) the Rule, were not reviewed.

Note 8 – Note payable

The Company received $50,000 from the former managing member of Olympic Trading and Investments, LLC. The loan is a non-interest bearing note and is due on demand. This note was paid in full on January 4, 2002.

Note 9 – Contingencies

The Company is involved in various lawsuits in the normal course of business. Management cannot predict the outcome of the lawsuits or estimate the amount of any loss that may result. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements. Management believes that losses resulting from these matters, if any, would not have a material effect on the financial position of the Company.

Note 10 – Related party transactions

As of December 31, 2001, the Company had a payable for management services due to NT Financial Group, LLC, a related entity, in the amount of $7,895.

NT SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2001

Total members' equity	$	404,614
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		404,614
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other deductions or allowable credit		-
Total capital and allowable subordinated liabilities		404,614
Deductions and/or charges		
Nonallowable assets		(355)
NET CAPITAL	$	404,259

NT SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1

December 31, 2001

Total aggregate indebtedness		
Notes payable	$	50,000
Trade accounts payable		1,250
Due to related party		7,895
Other accounts payable		8,198
Other liabilities		302
Total aggregate indebtedness	$	67,645
Percentage of aggregate indebtedness to net capital		16.73%

NT SECURITIES, LLC

RECONCILIATION PURSUANT TO SEC RULE 17a-5(d)(4)

December 31, 2001

	Focus Report	Audited Financials
Total stockholder's equity	$ 404,614	$ 404,614
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	404,614	404,614
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other deductions or allowable credit	-	-
Total capital and allowable subordinated liabilities	404,614	404,614
Deductions and/or charges		
Nonallowable assets	(355)	(355)
NET CAPITAL	$ 404,259	$ 404,259

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
NT Securities, LLC
Raleigh, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of NT Securities, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CHERRY, BEKAERT & HOLLAND, L.L.P.

Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina
February 13, 2002